September 26, 2024

Andrei Stoukan
Chief Executive Officer
United Express Inc.
4345 W. Post Rd.
Las Vegas, NV 89118

       Re: United Express Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2023
           Filed August 9, 2023
           File No. 333-227194
Dear Andrei Stoukan:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation